Exhibit 99.41

[Sandstorm Gold Logo]	News Release

Sandstorm Gold Provides Operations Update For the Ming Mine and the Bachelor Lake Mine

Vancouver, British Columbia, February 22, 2012 – Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V:SSL) is pleased to provide an update on the activities at the Ming Mine, owned and operated by Rambler Metals and Mining plc (“Rambler”) (TSX-V:RAB, AIM:RMM) and at the Bachelor Lake Mine (“Bachelor Lake”), owned and operated by Metanor Resources Inc. (“Metanor”) (TSX-V:MTO).

MING MINE HIGHLIGHTS

Gold

o                Over 5,000 ounces of gold has been poured to date at the Ming Mine

o                Exploration diamond drilling in the 1806 zone has returned new visible gold intersection of 2.60 metres (core length) of 8.10 oz/ton gold (278 g/t gold uncut)

Copper

o                Development of the high grade base metal 1807 zone continuing with live ore commissioning for the concentrator by April 2012

o                Development face sampling in the 1807 zone has returned grades of 4.48% copper, 0.83 g/t gold and 8.88 g/t silver over 3.40 metres

In accordance with Sandstorm’s gold purchase agreement with Rambler, Sandstorm is entitled to purchase 25%-32% of the first 175,000 ounces of payable gold (depending on metallurgical recoveries), and 12% of the payable gold thereafter. There is no ongoing cost per ounce for the gold delivered from the Ming Mine.

“Over the past year, the management team at Rambler have been extremely successful in developing the Ming Mine and have exceeded our expectations in developing new ore zones,” commented Nolan Watson, President and CEO of Sandstorm Gold.

Gold Production

The operations team continues to optimize gold production from the Ming Mine. The average daily throughput for January was 602 mtpd, with the highest one day throughput being 695 mtpd. The current level of production confirms the projected tonnage rate determined by the company’s feasibility study and reported recovery of gold through the plant is nearing 92%.

Since the start of gold production in November 2011, Rambler has poured over 5,000 ounces of gold. The higher than projected refined ounces is a result of slightly higher head grades than the 1806 reserve grade. Table 1 below summaries Rambler’s gold production to date.

Table 1: Gold Production Summary to Date.

	Nov’11	Dec’11	Jan’12	Feb’12	Total

Mined (tonnes)	5,160	13,829	19,933	12,441	51,363
Milling Days	3	29	30	20	83
Milled (tonnes)	1,538	16,126	17,995	11,357	47,016
Mill Head Grade Gold (g/t)	3.53	3.72	4.40	4.48	4.13
Recovery	87%	88%	90%	91%	90%
Gold Produced (Oz)	147	1,650	2,225	1,417	5,439
Gold Poured (Oz)	-	423	3,140	1,462	5,025
Mill Utilization	100%	93%	95%	100%	97%

In addition to better than expected performance of the mill with the ore from the 1806 zone, the exploration diamond drilling program has been successful in the discovery of new visible gold intersections down plunge in this zone. The drill results in Table 2 below were originally part of an exploration program but have since been moved into definition drilling so that a new stoping block can be planned on this level for near-future production.

The diamond drilling results in Table 2 indicate the discovery potential for additional high grade gold mineralization at the Ming Mine. With this new intersection located just 30 metres from existing underground infrastructure, Rambler plans to develop across the zone to better understand the controlling structures hosting the gold mineralization. The down plunge of the 1806 zone remains untested for several hundred metres.

Table 2: Exploration Diamond Drill Program of the 1806 Zone.

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)

MMUG12-32	46.60	55.10	8.50	4.10
Including	50.40	55.10	4.70	5.04

MMUG12-34 (cut)	13.40	43.20	27.80	4.70
Including (cut)	25.60	43.20	17.60	6.96
Including (cut)	38.10	43.20	5.10	21.19
Including (uncut)	40.60	43.20	2.60	277.84

MMUG12-36	29.30	45.60	16.30	4.25
Including	40.50	45.60	5.10	6.20

MMUG12-38	25.60	32.60	6.60	4.62

MMUG12-40 (uncut)	11.60	49.40	24.80	5.94
Including (cut)	45.30	49.40	4.10	11.33
Including (uncut)	45.30	49.40	4.10	33.33

Note: Gold intersections above 40 g/t shown as cut and uncut. Duplicate samples taken on all cut assays. All quoted intersections are core lengths; true widths are estimated to be 50-75% of core length.

Copper Production

Development into the high grade base metal 1807 zone is continuing and Rambler anticipates beginning its copper production by April 2012. Geological mapping and sampling of the 1807 zone development has given the Rambler team an opportunity to better understand the geometry and structural controls which define the shape of the ore zones. To date, the results are consistent with previous interpretation and grades.

A new zone of previously undiscovered high grade massive sulphides was intercepted while developing the 1600 level by-pass ramp. Development chip samples from this zone returned 3.73% Cu, 2.11 g/t Au, 30.78 g/t Ag and 0.78% Zn over a thickness of 1.60 metres. This new zone will be drill tested both up plunge and down plunge to determine the extent of the mineralization. Table 3 below summarizes composited development sampling collected to date. This is a continuing program which Rambler will report as data becomes available.

Table 3: Development Sampling.

Heading	Length (m)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)

1600 - bypass	2.60	1.86	1.86	20.67	0.60
Including	1.60	3.73	2.11	30.78	0.78

1807 – 346 lv	3.40	4.48	0.83	8.88	0.07
Including	1.00	8.55	1.57	14.70	0.17

Larry Pilgrim, P.Geo., is the Qualified Person responsible for the technical content of this release in relation to the Ming Mine and has reviewed and approved it accordingly. Mr. Pilgrim is an independent consultant contracted by Rambler Metals and Mining plc. All tonnes reported are metric tonnes.

BACHELOR LAKE HIGHLIGHTS

Metanor has begun milling ore from a 5,000 tonne bulk sample from Bachelor Lake. The mill at Bachelor Lake began operations to process the ore obtained from the initial development in the Main Vein mineralized zone for the bulk sample program which will begin next week. A feasibility study on Bachelor Lake began in October 2011 and is expected to be completed in May 2012. The feasibility study will include the results from the milling of the 5,000 tonne bulk sample and Metanor’s ongoing drill program.

In accordance with Sandstorm’s gold purchase agreement with Metanor, Sandstorm is entitled to purchase 20% of the life of mine gold produced at Bachelor Lake at US$500 per ounce.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, Chief Executive Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.